                                                                Exhibit 21.1

21.1    Subsidiaries of the Registrant

        The Company has two direct operating subsidiaries, both of which do business in Guangzhou, the PRC. The Company owns 51% of the shares of Luen Tat Mould Manufacturing Limited, organized under the laws of The British Virgin Islands. The Company owns 55% of the shares of Onchart Industrial Limited, which is organized in the British Virgin Islands.

        In addition to these direct subsidiaries, the Company is party to two contractual joint ventures, Dongguan Xinda Giftware Company Limited and Guangzhou Zindart (Xin Xing) Giftware Company Limited, both of which are organized under PRC law, which are treated as subsidiaries for accounting purposes.